Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Bancorp, Inc.

Commission File No.: 000-16640

Set forth below are talking points that were prepared for United Bank & Trust (“UBT”) employees in connection with the proposed merger transaction between Old National Bancorp and United Bancorp, Inc., UBT’s parent company.

Talking Points for United Bank & Trust co-workers (for internal use only)

Please tell me more about this announcement.

On Wednesday, Jan. 8, Old National publicly announced its intention to partner with United Bank & Trust. Our plans call for the transaction to be completed late in the 2nd quarter of this year, and for all United banking centers to become Old National branches in August.

Tell me about Old National.

Old National is a secure, FDIC-insured community bank that is fully committed to United Bank & Trust clients and to this community.

Headquartered in Evansville, Ind., Old National has a 180-year legacy of serving Midwestern families, businesses and communities. Old National entered the state of Michigan in 2013 with the acquisition of Bank of America branches in Southeastern Michigan. ONB also has banking centers throughout Indiana (including Michiana and Fort Wayne), along with branches in Southern Illinois, Western Kentucky and Louisville. Old National has nearly 170 total branches.

In addition to providing comprehensive retail, commercial and business banking services, Old National offers insurance, wealth management and investment services.

Why did United decide to partner with Old National?

Our leadership team recognized an opportunity to enhance the suite of products and services that we can provide to our clients, while also allowing Old National to benefit from United’s areas of expertise – including small business lending. The partnership creates the potential for larger relationships for us in banking, wealth management and mortgage, and it’s a great cultural fit because both banks are focused on solutions-based client service and community investment.

When will my accounts change?

Absolutely nothing is changing right now. We are still United Bank & Trust, and you should continue to bank as you always have (same checks, same locations, same ATMs). You can also expect to see the same faces you’ve become accustomed to seeing.

Old National is committed to clearly communicating any changes that may be made to your accounts. As we approach the branch conversion, some changes may be made. I promise that we will work very hard to ensure the process is as smooth and seamless as possible for you.

Talking Points for United Bank & Trust co-workers (for internal use only)

Will this banking center be closing?

Nothing is changing right now with this branch or any United banking center. As we move ahead in this partnership, I would expect that the leadership teams from United and Old National will evaluate many things, including their combined branch network. But again, nothing is changing now – you can continue to bank as usual.

Is my money safe? If I have $250,000 here and $250,000 at Old National are my deposits covered at both places?

If your balances at both banks are equal to or less than $250,000 your deposits are fully insured. If your combined balances are greater than $250,000 your FDIC coverage may be affected. The coverage is dependent on how your accounts are titled. Let’s review your deposits at each bank (access www.FDIC.gov for the deposit evaluator to determine FDIC coverage).

Can I go to an Old National Banking center to make a deposit today?

No, for the near future you will continue to bank as you do today. I’ll continue to take care of you here. Our online banking system and all of our telephone numbers are also still the same. At a later date we will let you know how you can take advantage of the ability to bank at any Old National banking center, as well as at oldnational.com.

Will this change your commitment to the community?

Absolutely not. Old National shares our commitment to community investment and community service, which is one of the reasons we sought this partnership. In fact Old National is a former recipient of the Points of Light Corporate Engagement Award for Excellence, arguably the highest recognition of corporate volunteer service and community engagement. And Old National associates are encouraged and empowered to volunteer their time in the community.

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Additional Information for Employees that are United Bancorp, Inc. Shareholders

These talking points do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“Old National”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of United Bancorp, Inc. (“United”) and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and

Talking Points for United Bank & Trust co-workers (for internal use only)

United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab “About Us” then “Investor Relations” then “SEC Filings.”

Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of United is set forth in the proxy statement for United’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s and United’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could,” “should,” “forward,” “future,” “opportunity” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s and United’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National and United to execute their respective business plans (including Old National’s proposed acquisitions of United and Tower Financial Corporation); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either Old National’s or United’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in each company’s Annual Report on Form 10-K and other periodic filings with the Securities and

Talking Points for United Bank & Trust co-workers (for internal use only)

Exchange Commission. These forward-looking statements are made only as of the date of this document, and neither Old National nor United undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.